EXHIBIT 99.1

Aeterna Zentaris Appoints Leslie Auld as Chief Financial Officer

CHARLESTON, S.C., Sept. 25, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS), a biopharmaceutical company engaged in developing and commercializing pharmaceutical products, today announced the appointment of Leslie Auld as Senior Vice President, Chief Financial Officer.

Ms. Auld has over twenty-five years of accounting, finance and pharmaceutical industry experience, with increasingly senior roles at PricewaterhouseCoopers, Helix BioPharma Corp., Luminex Diagnostics (formerly TM BioScience Corp.), Attwell Capital Inc. (formerly Fralex Therapeutics) and GeneNews Limited. A Chartered Professional Accountant, Ms. Auld graduated with an Honours Bachelor of Science, Pharmacology & Toxicology from the University of Western Ontario, and has a Master of Business Administration degree from the University of Toronto.

Ms. Auld is replacing James Clavijo, who is leaving Aeterna Zentaris to pursue other interests.

“We are thankful to James for the important role he played with us while we implemented the first stage of our licensing arrangements with Strongbridge Biopharma plc,” stated Michael V. Ward, President and Chief Executive Officer for Aeterna Zentaris. “Now, having successfully launched Macrilen™ (macimorelin) this summer, we are excited to have been able to attract someone as accomplished and experienced as Leslie to our senior executive team.”

About Aeterna Zentaris Inc.
Aeterna Zentaris Inc. is a biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency. Aeterna Zentaris has licensed Macrilen™ (macimorelin) to Strongbridge Biopharma plc in the United States and Canada. For more information, visit www.zentaris.com.

Forward-Looking Statements
This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, litigation brought by Cogas Consulting, LLC, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Michael V. Ward
Chief Executive Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201

Susan Reilly
President
Reilly Connect
susan.reilly@reillyconnect.com
312-600-6783